Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position of Theratechnologies Inc., on a consolidated basis, as at November 30, 2017. It also provides a review of our performance by comparing the Company’s results of operations, on a consolidated basis, for the twelve-month period ended November 30, 2017, or Fiscal 2017, with the twelve-month period ended November 30 2016, or Fiscal 2016. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated February 6, 2018 and should be read in conjunction with the audited consolidated financial statements and the notes thereto.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRIC refers to International Financial Reporting Interpretation Committee. The audited consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors.

The Company’s functional currency is the United States dollar, or USD, because the vast majority of our operational activities and sales occur in the United States. However, since we believe that Canadian dollar currency, or CAD, is more useful to users of these documents, except where otherwise indicated, all monetary amounts set forth in this MD&A and the audited consolidated financial statements and the notes thereto are expressed in CAD for reporting purposes. The exchange rates used to convert the currencies are disclosed in note 22(c) of the audited consolidated financial statements. In accordance with IFRS, the exchange difference resulting from the translation of the consolidated financial statements to CAD for reporting purposes is included in accumulated other comprehensive income. References to $ and C$ are to CAD and references to US$ are to USD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTA® and EGRIFTA Assist® are registered trademarks in the United States and EGRIFTA® and EGRIFTA Support® are registered trademarks in Canada. These trademarks are used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding our anticipated revenue for EGRIFTA® for the 2018 fiscal year, the successful development of the F4 formulation, the submission of a sNDA with the FDA (as hereinafter defined) regarding the F4 formulation by the end of 2018, and the approval of ibalizumab by the FDA in 2018 and the launch and commercialization of ibalizumab in the United States in 2018.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® will continue to grow and we will meet our guidance on anticipated revenue of EGRIFTA® for the 2018 fiscal year, we will succeed in developing the F4 formulation and in filing a sNDA with the FDA regarding such F4 formulation by the end of 2018, the FDA will approve the use of the F4 formulation in the currently approved indication for EGRIFTA®, ibalizumab will be approved by the FDA in 2018 and we will launch and commercialize ibalizumab in the United States sometime in 2018.

Theratechnologies Inc.

2015 Peel street, 5th Floor

Montréal, Québec, Canada, H3A 1T8

Phone: 514 336-7800 • Fax: 514 331-9691 • www.theratech.com

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. We refer potential investors to the “Risks and Uncertainties” section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

Our business strategy is to build a portfolio of complementary products, compatible with our expertise and our commercial platform, that will fuel sustainable revenue and cash flow growth and build value for our shareholders.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada. We also have agreements in place for the distribution and commercialization of EGRIFTA® in markets outside of the United States and Canada. In all cases, our commercial partners are responsible for the distribution and marketing of EGRIFTA®, if and when approved.

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to ibalizumab for the United States and Canada, or TaiMed Agreement. Ibalizumab is an investigational humanized monoclonal antibody for the potential treatment of multi-drug resistant HIV-1 infection, or MDR HIV-1. The FDA is currently reviewing TaiMed’s Biologics License Application, or BLA, for ibalizumab as a treatment for MDR HIV-1, in the United States with a Prescription Drug User Fee Act, or PDUFA, target action date of April 3, 2018. In Fiscal 2017, we undertook preparatory work on branded and non-branded ibalizumab campaigns and the development of a pricing strategy for ibalizumab in the United States.

In March 2017, we amended the TaiMed Agreement to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland. In the second half of Fiscal 2017, we started building the foundation for ibalizumab in Europe. By year end, we had devised and begun to implement our regulatory strategy aimed at achieving marketing approval in Europe in a timely and efficient manner.

2017 Highlights

In Fiscal 2017, our business plan rested upon three main pillars: the continued growth of EGRIFTA® sales revenue, infrastructure optimization by using the same commercial platform as EGRIFTA® for ibalizumab and the expansion of our business further afield through additional product acquisitions and in-licensing activities. As detailed below, we made good progress on all three of our business plan objectives in 2017.

To build the balance sheet strength needed to carry out the 2017 business plan, we entered into an agreement with a syndicate of underwriters late in Fiscal 2016 for an offering of common shares by way of a short form prospectus for net proceeds of approximately $15,000,000. The transaction closed early in the first quarter of Fiscal 2017.

Continued Growth of EGRIFTA® Sales Revenue

EGRIFTA® provides us with stability and cash flow to move forward with future plans. In March 2017, we announced a major expansion of our U.S. sales organization and added staffing to our managed markets and call-center groups. The sales team was increased from 12 employees to 41 employees in order to prepare for the potential launch of ibalizumab and cover additional territories for both EGRIFTA® and ibalizumab in the United States. The larger sales team has had a positive effect on our EGRIFTA® business with sales growing strongly in the second half of the year. EGRIFTA® net sales revenue grew in line with our guidance by 21% in the fourth quarter of Fiscal 2017 and by 16% in the year as a whole. CAD/USD currency fluctuations have an effect when sales figures are converted to CAD for reporting purposes. In USD terms, the increases in net EGRIFTA® sales were 28% in the fourth quarter of Fiscal 2017 and 18% for the year as a whole.

The additional expenses related to this organizational expansion negatively affected cash flow and earnings in Fiscal 2017. However, we view this initiative as a longer-term investment for the Company that will benefit sales of both EGRIFTA® and ibalizumab in the years ahead.

Optimization of our Commercial Platform

In order to optimize returns from our sales and marketing infrastructure, we plan to launch and market ibalizumab using the same commercial platform as EGRIFTA®. In May 2017, TaiMed submitted a BLA to the FDA seeking marketing approval of ibalizumab for the treatment of MDR HIV-1 in the United States. The FDA accepted the BLA for priority review and has set a revised PDUFA target action date of April 3, 2018 for the ibalizumab application. If and when ibalizumab is approved by the FDA, we will be ready to proceed with product launch using our expanded sales organization and the completed preparatory work on branded and non-branded ibalizumab campaigns.

Product Acquisition and In-licensing Activities

The acquisition of the European commercial rights to ibalizumab in March 2017 is an opportunity to grow our business and apply the experience we are presently gaining with ibalizumab in the United States. In the third quarter, we started building the foundation for ibalizumab in Europe with the engagement of a team of regulatory consultants to help us devise and implement the best regulatory approach to achieving marketing approval in Europe. By year end, we had developed a plan of action and begun to develop the structure we will need to enter the European market.

Other Objectives — F4 Single-Vial Formulation of EGRIFTA®

In September 2016, we announced that we were moving forward with the development of a single-vial formulation of EGRIFTA®, or F4 Formulation. The daily dose currently comes in two vials. Presented in a single daily vial, the F4 formulation has the advantage of being four times more concentrated, thus significantly reducing the volume of administration. The F4 formulation has also previously been shown to be stable at room temperature, which would be a significant improvement as refrigeration by pharmacies and patients would no longer be required. The necessary F4 formulation bioequivalence studies and additional stability testing have now been completed and analysis of the results is ongoing. The results will be available in the second quarter of Fiscal 2018 and, assuming the results are positive, they will be submitted to the FDA in the third quarter.

Cash Flow Generation

We use adjusted EBITDA, or Adjusted EBITDA, to measure cash flow generation. See “Non-IFRS Financial Measures” below. Adjusted EBITDA in Fiscal 2017 was $(6,947,000), compared to guidance of $(5,500,000) and $6,573,000 in Fiscal 2016. As noted above, the decrease in cash generated was planned and was principally due to the major expansion of our sales organization and ibalizumab expenses in the U.S. and Europe. The deviation from guidance in Fiscal 2017 was due to higher-than-planned expenses for ibalizumab in Europe, where progress proceeded ahead of schedule.

Outlook

Our strategy for value creation in 2018 is focused on: the successful launch and commercialization of ibalizumab in the U.S. market; continued growth of EGRIFTA® sales revenue in the U.S., which is aimed to grow by 10 – 15% in fiscal 2018; and the diligent pursuit of regulatory approval for ibalizumab in Europe culminating in the filing of a marketing authorization application with European authorities as soon as possible.

Other important continuing objectives are the search for complementary new-product-acquisition and in-licensing opportunities and completing the development of the new F4 single-vial formulation for EGRIFTA®.

Selected Annual Information

Years ended November 30 (in thousands of Canadian dollars, except per share amounts)	2017	2016	2015
Revenue	$42,864	$37,072	$30,055
Selling and market development expenses	$26,017	$14,658	$12,926
Royalty expense	$3,986	$2,430	—
Adjusted EBITDA[1]	$(6,947)	$6,573	$6,439
Net (loss) profit	$(18,450)	$410	$1,571
Earnings (loss) per share:
Basic	$(0.25)	$0.01	$0.03
Diluted	$(0.25)	$0.01	$0.02
Total assets	$76,295	$52,974	$50,083
Long-term obligation (including current portion)	$9,219	$13,567	$16,896

1.	See “Non-IFRS Financial Measures” below.

The increases in revenue in 2017 and 2016 were principally due to higher unit volumes and higher prices partially offset by exchange rate fluctuations and a lower average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

The 2017 increases in selling and market development expenses are reflective of the cost associated with a major expansion of our U.S. sales and marketing organization in order to prepare for the potential launch of ibalizumab and to cover additional territories for both EGRIFTA® and ibalizumab in the United States

Royalties became payable on EGRIFTA® sales starting January 1, 2016 under the terms of an agreement with EMD Serono, Inc. The royalty percentage varies according to sales levels. The increase in royalties for the year is due to the higher level of sales in 2017 and a higher blended royalty rate compared to 2016.

The net loss in 2017 was principally due to a number of important growth initiatives undertaken in the year and to a loss incurred on the fair value of the liability for outstanding warrants. The growth initiatives included a major expansion of our U.S. sales and marketing organization, added staffing in our medical science liaison and and field medical education teams, as well as other expenses tied to the potential launch of ibalizumab in the United States and in Europe.

The significant increase in total assets in 2017 includes $15,076,000 raised through the public offering in December 2016 and $8,008,000 received from the exercise of common share purchase warrants, broker options, broker warrants and stock options.

The long-term obligation is in relation to the early termination fee included in the EMD Serono Termination Agreement (see “Contractual Obligations – EMD Serono Termination Agreement” below).

Operating Results – twelve months ended November 30, 2017 compared to twelve months ended November 30, 2016

Revenue

Consolidated revenue for the twelve months ended November 30, 2017 was $42,864,000, compared to $37,072,000 in Fiscal 2016.

(in thousands of Canadian dollars)	2017	2016
Net sales	$42,861	$37,067
Royalties and license fees	$3	$5

Revenue	$42,864	$37,072

Revenue generated from net sales increased by 16% in 2017, due to higher unit volumes and prices partially offset by exchange rate fluctuations and a lower average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Cost of Sales

For the twelve months ended November 30, 2017, the cost of sales was $10,273,000 compared to $6,658,000 in Fiscal 2016. Included in these amounts was cost of goods sold of $4,991,000 in Fiscal 2017 compared to $4,314,000 in Fiscal 2016. The increase in cost of goods sold was due to the higher sales in the 2017.

Cost of sales in Fiscal 2017 includes $3,986,000 of royalties compared to $2,430,000 in Fiscal 2016. Royalties became payable on EGRIFTA® sales starting January 1, 2016 under the terms of our agreement with EMD Serono, Inc. The royalty percentage varies according to sales levels (see “Contractual Obligations – EMD Serono Termination Agreement” below). The increase in royalties for the year is due to the higher level of sales in 2017 and a higher blended royalty rate compared to 2016.

In Fiscal 2017, the cost of sales also included other production-related costs of $1,296,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods. In Fiscal 2016, there was a recovery of unallocated production costs in the amount of $86,000.

R&D Expenses

R&D expenses, net of tax credits, amounted to $11,856,000 in the twelve months ended November 30, 2017 compared to $6,955,000 in Fiscal 2016. The higher expenses in 2017 include additional staff members in our medical science liaison and field medical education teams, whose role is to increase awareness about excess abdominal fat in HIV-infected patients with lipodystrophy and about MDR HIV-1. Other initiatives that led to higher costs in 2017 included: increased participation in symposiums, regulatory consulting for ibalizumab in Europe and development of the new F4 formulation of EGRIFTA®. R&D expenses also include costs associated with our two Phase 4 clinical trials, which amounted to $2,427,000 in Fiscal 2017 compared to $2,341,000 in Fiscal 2016. Other components of R&D expenses are regulatory affairs and quality assurance activities.

Selling and Market Development Expenses

Selling and market development expenses amounted to $26,017,000 for the twelve months ended November 30, 2017, compared to $14,658,000 in Fiscal 2016.

The year-over-year increase generally reflects the growth in our business and intensified marketing efforts. In particular, Fiscal 2017 includes the cost associated with the expansion of our U.S. sales team in order to prepare for the potential launch of ibalizumab and to cover additional territories for both EGRIFTA® and ibalizumab in the United States. We also added staff to our managed markets and call-center groups in 2017. Other projects that contributed to the year-over-year increase included the preparatory work on branded and unbranded ibalizumab campaigns and the development of a pricing strategy for ibalizumab in the United States.

Selling and market development expenses include the amortization of the intangible asset value established for the EGRIFTA® commercialization rights. This amortization expense amounted to $1,968,000 in Fiscal 2017 compared to $2,007,000 in Fiscal 2016.

General and Administrative Expenses

General and administrative expenses amounted to $5,816,000 in the twelve months ended November 30, 2017, compared to $4,863,000 in Fiscal 2016. The increase in general and administrative expenses in 2017 is essentially attributable to the growth and development of our business.

Finance Income

Finance income, consisting of interest income, for the twelve months ended November 30, 2017 was $338,000 compared to $104,000 in Fiscal 2016, reflecting higher cash balances in 2017.

Finance Costs

Finance costs for the twelve months ended November 30, 2017 were $7,690,000 compared to $2,993,000 in Fiscal 2016. Finance costs in Fiscal 2017 reflect a loss of $6,654,000 related to the fair value of warrant liability compared to a loss of $1,046,000 in Fiscal 2016. Accretion expense on the long-term obligation was $1,371,000 in 2017 compared to $1,930,000 in Fiscal 2016, reflecting the lower average balance outstanding during the year.

Adjusted EBITDA

Adjusted EBITDA was $(6,947,000) in the twelve months ended November 30, 2017 compared to $6,573,000 in Fiscal 2016. As noted above, a decrease in cash generated was planned and was principally due to the major expansion of our U.S. sales and marketing organization, added staffing in our medical science liaison and field medical education teams, as well as other expenses related to ibalizumab in the United States and Europe. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, most notably the $6,654,000 non-cash loss on the fair value of outstanding warrants and the planned investments in R&D and Selling and market development, we recorded a net loss of $18,450,000 or $0.25 per share in the twelve months ended November 30, 2017 compared to a net profit of $410,000 or $0.01 per share ($0.01 per share on a diluted basis) in Fiscal 2016.

Fourth Quarter Comparison

Consolidated revenue for the three months ended November 30, 2017 amounted to $12,596,000 compared to $10,377,000 for the comparable period of 2016.

(in thousands of Canadian dollars)	2017	2016
Net sales	$12,595	$10,376
Royalties and license fees	$1	$1

Revenue	$12,596	$10,377

Revenue generated from net sales for the three months ended November 30, 2017 was $12,595,000 compared to $10,376,000 in the comparable period of Fiscal 2016, an increase of 21%, due to higher unit volumes and prices. In USD, the increase in revenue was 28%.

The cost of sales for the three months ended November 30, 2017 was $3,523,000 compared to $1,978,000 in the comparable period of Fiscal 2016. Cost of sales in the fourth quarter of Fiscal 2017 reflected the higher sales volume and included $1,106,000 of royalty expense compared to royalties of $757,000 in the comparable period of 2016. The cost of sales in 2017 also included other production-related costs of $1,024,000, which was principally due to the write-down of inventories as a result of losses incurred during conversion of raw materials to finished goods and losses associated with expired goods.

R&D expenses, net of tax credits, amounted to $3,094,000 in the three months ended November 30, 2017 compared to $1,158,000 in the comparable period of Fiscal 2016. As described above, the higher expenses in 2017 included: additional staff members in our medical science liaison and field medical education teams, increased participation in symposiums, regulatory consulting for ibalizumab in Europe, and development of the new F4 formulation of EGRIFTA®. The costs associated with our two Phase 4 clinical trials amounted to $843,000 in the three months ended November 30, 2017, compared to $310,000 in the comparable period of Fiscal 2016.

Selling and market development expenses amounted to $7,985,000 for the three months ended November 30, 2017, compared to $3,762,000 for the comparable period of Fiscal 2016. The higher expenses in 2017 were largely due to the planned increase in selling and market development activities as described above. Principally among these were: the expansion of our U.S. sales team in order to prepare for the potential launch of ibalizumab and to cover additional territories, added staff in our medical science liaison, managed markets and call-center groups, preparatory work on branded and unbranded ibalizumab campaigns, the development of a U.S. pricing strategy for ibalizumab and marketing plans for ibalizumab in Europe.

Selling and market development expenses also include the amortization of the intangible asset value established for the EGRIFTA® commercialization rights. This amortization expense amounted to $474,000 in the three months ended November 30, 2017 compared to $501,000 in the comparable period of Fiscal 2016.

General and administrative expenses amounted to $1,591,000 in the three months ended November 30, 2017 compared to $1,385,000 in the comparable period of Fiscal 2016.

The net loss from operating activities for the three months ended November 30, 2017 was $3,597,000 compared to a net profit from operating activities of $2,094,000 in the comparable period of Fiscal 2016.

Finance income, consisting of interest income, for the three months ended November 30, 2017 was $94,000 compared to $24,000 in the comparable period of Fiscal 2016, reflecting higher cash balances in 2017.

Finance costs for the three months ended November 30, 2017 were $713,000 compared to $1,306,000 in the comparable period of Fiscal 2016. Finance costs in Fiscal 2016 reflect a loss of $805,000 on the change in fair value of the warrant liability.

Adjusted EBITDA was $(1,887,000) in the three months ended November 30, 2017 compared to $2,812,000 in the comparable period of Fiscal 2016. The fourth quarter decrease in Adjusted EBITDA in Fiscal 2017 was principally due to the previously described expansion of our U.S. sales and marketing organization, added staffing in our medical science liaison and field medical education teams, as well as other expenses related to ibalizumab in the United States and Europe. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,216,000 or $0.06 per share in the three months ended November 30, 2017 compared to a net profit of $173,000, or $0.00 per share, in the comparable period of Fiscal 2016.

In the three months ended November 30, 2017, operating activities generated $1,958,000 of cash, compared to $2,688,000 in the comparable period of Fiscal 2016. Non-cash expenses were higher in Fiscal 2016, principally due to the increase in finance costs described above. However, changes in operating assets and liabilities contributed $4,630,000 to cash flow in Fiscal 2017 compared to $446,000 in the prior year period. The most significant variation was an increase of $5,080,000 in Accounts payable and accrued liabilities, which was reflective of the higher expenses incurred in the ordinary course of our business in Fiscal 2017.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	$12,595	$11,217	$10,015	$9,034	$10,376	$8,924	$9,026	$8,741
Royalties and license fees	$1	$—	$1	$1	$1	$1	$1	$2

Revenue	$12,596	$11,217	$10,016	$9,035	$10,377	$8,925	$9,027	$8,743
Net (loss) profit	$(4,216)	$(2,882)	$(9,109)	$(2,243)	$173	$888	$(498)	$(153)
Basic and diluted earnings (loss) per share	$(0.06)	$(0.04)	$(0.13)	$(0.03)	$—	$0.01	$(0.01)	$—

Factors Affecting the Variability of Quarterly results

The underlying sales trend prior to the second quarter of fiscal 2017, as measured by units sold, was growth at a steady pace in accordance with our plan. In the second quarter of fiscal 2017, the Company undertook a major expansion of its U.S. sales organization in order to prepare for the potential launch of ibalizumab and to cover additional territories for both EGRIFTA® and ibalizumab in the United States. As a result, EGRIFTA® unit sales and net sales revenue grew strongly in the third and fourth quarters. The Company views this initiative as a sound long-term investment in its future growth. However, as illustrated above, the related additional expenses have negatively affected earnings in the short term.

There are more modest quarter-over-quarter variations in net sales revenue due to changes in distributor inventory levels and some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans. CAD/USD currency fluctuations also have an effect when sales figures are converted to CAD for reporting purposes.

The issuance of common share purchase warrants in 2015 has had a significant effect on quarterly earnings. Variations in the fair value of the warrant liability, a non-cash item, resulted in the following gains and losses: 2017 – (Q1) a loss of $1,909,000, (Q2) a loss of $4,020,000, (Q3) a loss of $725,000, (Q4) no impact; 2016 – (Q2) a loss of $1,023,000, (Q3) a gain of $782,000, (Q4) a loss of $805,000. There was no impact in the first quarter of fiscal 2016.

Liquidity and Capital Resources

Our objective in managing capital is to ensure a sufficient liquidity position to finance our business activities. We depend primarily on revenue generated by sales of EGRIFTA® in the United States and, from time to time, on public offerings of common shares in Canada. Currently, our general policy on dividends is to retain cash to keep funds available to finance our growth.

For the twelve months ended November 30, 2017, cash flow from operating activities was $2,455,000 compared to $2,691,000 in Fiscal 2016. The 2017 cash flow reflected the net loss of $18,450,000, which was more than offset by adjustments for non-cash expenses of $9,916,000 and changes in operating assets and liabilities of $10,989,000.

The Company made payments totaling $5,390,000 to EMD Serono during Fiscal 2017 (Fiscal 2016 - $5,196,000), in partial settlement of its long-term obligation (see “Contractual Obligations – EMD Serono Termination Agreement” below).

On December 5, 2016, the Company completed a public offering for the sale and issuance of 5,323,000 common shares for a gross cash consideration of $16,501,000. The Company granted the underwriters an over-allotment option for the sale and issue of 798,450 additional common shares at an issue price of $3.10 per share, exercisable for a period of 30 days from the date of closing. The overallotment option was not exercised. The Company also issued broker options for the sale and issue of 212,920 common shares at an issue price of $3.10 per share, exercisable for a period of 18 months from the date of closing. The fair value of the broker options amounted to $183,000 and has been recorded in the share issue costs, which totaled $1,608,000.

In the twelve months ended November 30, 2017, the Company received cash proceeds of $8,008,000 from the exercise of common share purchase warrants, broker options, broker warrants and stock options.

As at November 30, 2017, cash, bonds and money market funds amounted to $32,929,000 compared to $11,603,000 at the end of Fiscal 2016. When we invest our available cash, we do so in highly liquid fixed income instruments from governmental, municipal and paragovernmental bodies, high-grade corporate bonds and money market funds ($31,169,000 November 30, 2017, $10,544,000 November 30, 2016).

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months.

Contractual Obligations

Commitments

The following table lists as at November 30, 2017 information with respect to the Company’s known contractual obligations.

(In thousands of Canadian dollars)

Contractual Obligations	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Long Term Debt Obligations	$10,314	$5,157	$5,157	$—
Operating Lease Obligations	$608	$232	$376	$—

Total	$10,922	$5,389	$5,533	$—

Long-Term Procurement Agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA®. As at November 30, 2017, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $4,945,000 (2016 - $1,974,000) for the manufacture of EGRIFTA® and for various services.

TaiMed Agreement

Under the terms of the TaiMed Agreement, the Company is subject to commercial milestone payments based primarily on the attainment of sales of the product. See note 13 to the audited consolidated financial statements for additional details.

EMD Serono Termination Agreement

Under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, Inc., or EMD Serono Termination Agreement, entered into on December 13, 2013, the Company agreed to pay an early termination fee of US$20,000,000, or Early Termination Fee. ln 2015, the Company restructured the amount and payment terms of the Early Termination Fee. Under the new terms, payments totaling US$4,168,000 were paid in 2015 (previously US$4,000,000). The remaining annual payments of US$4,000,000 were unchanged and are due on May 1 of each year beginning on May 1, 2016 (paid) up to May 1, 2019, bringing the total Early Termination Fee to US$20,168,000 as at November 30, 2017, of which US$8,000,000 remains payable. The Company also agreed to pay EMD Serono a confidential increasing royalty based on annual net sales. The royalties started in January 1, 2016 and will be paid until a cumulative aggregate amount is reached or until December 31, 2023, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTA® until such time as the long-term obligation created by the Early Termination Fee has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to EGRIFTA® in the United States only to secure the payment of the royalties.

The EMD Serono Termination Agreement provides that as of May 1, 2014, the Company is responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct of the post-approval studies mandated by the FDA upon approval of EGRIFTA®.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

In connection with regaining the commercialization rights for EGRIFTA® in the United States, the Company retained the services of Syneos Health Inc. (formerly inVentiv Commercial Services, LLC), or Syneos, to establish and manage its U.S. operations. The services provided by Syneos include sales force, marketing support, patient communications, regulatory compliance, pharmacovigilance activities, reimbursement and market access. All decisions regarding the commercialization of EGRIFTA® are made by the Company.

Post-Approval Commitments

In connection with its approval of EGRIFTA®, the FDA has required the following three post-approval commitments:

•	to develop a single vial formulation of EGRIFTA®;

•	to conduct a long-term observational safety study using EGRIFTA®, or Observational Study ; and

•

to conduct a Phase 4 clinical trial to assess whether EGRIFTA® increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy, or Retinopathy Study.

The Company had developed a single vial, 2 mg/vial, presentation using the 1 mg/vial formulation of EGRIFTA® in 2012, which was withdrawn from the market in 2014 due to manufacturing issues. In 2016, we proposed to the FDA to replace the development of the 2 mg/vial presentation of the original formulation with the F4 formulation, a single vial formulation containing 4 mg/ml of EGRIFTA®. The FDA has agreed with the Company’s proposal. In order to submit for FDA approval, we must demonstrate that the F4 formulation is bioequivalent with the current formulation and conduct additional stability testing. The necessary F4 formulation bioequivalence studies and additional stability testing have now been completed and analysis of the results is ongoing. The results will be available in the second quarter of Fiscal 2018 and, assuming the results are positive, they will be submitted to the FDA in the third quarter.

We estimate that completing the Observational Study will cost approximately US$9,000,000 over the next 13 years and that completing the Retinopathy Study will cost approximately US$4,000,000 over the next seven years.

Financial Risk Management

This section provides disclosure relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how we manage those risks.

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with only one major customer (see Note 26 to the audited consolidated financial statements) and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $9,617,000 (2016 - $6,674,000), all of which were aged under 60 days. There was nil recorded as bad debt expense for the years ended November 30, 2017 and 2016. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high grade corporate bodies (2017—$31,169,000; 2016—$10,544,000). As at November 30, 2017, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure, as outlined under “Liquidity and Capital Resources”. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business.

We have adopted an investment policy in respect of the safety and preservation of capital designed to ensure that our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease and the long-term obligation, as at November 30, 2017, are presented in Notes 16, 22 and 25 of the audited consolidated financial statements.

Currency Risk

We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollars, primarily cash, sale of goods and expenses incurred in Canadian dollars.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income. We do not believe a sudden change in foreign exchange rates would impair or enhance our ability to pay our Canadian dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2017 and 2016:

(In thousands)		2017
Cash	CAD	297
Bonds and money market funds		14,239
Trade and other receivables		253
Accounts payable and accrued liabilities		(5,229)

Total exposure	CAD	9,560

(In thousands)		2016
Cash	CAD	177
Bonds and money market funds		4,135
Trade and other receivables		189
Accounts payable and accrued liabilities		(1,885)
Warrant liability		(1,748)

Total exposure	CAD	868

The following exchange rates are those applicable as at November 30, 2017 and 2016 to:

	2017		2016
	Average rate	Reporting date rate	Average rate	Reporting date rate
CAD – USD	0.7684	0.7757	0.7528	0.7447

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net loss as follows, assuming that all other variables remained constant:

(In thousands)

		2017		2016
Positive impact	CAD	478	CAD	43

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our short-term bonds are invested at fixed interest rates and/or mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that we will realize a loss as a result of a decline in the fair value of our bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of the Company’s short- and long-term bonds as at November 30, 2017, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $124,000 (2016 - $27,000); an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2017 of $16,518,000 (2016 - $6,925,000), an assumed 0.5% increase in interest rates during such period would have increased future cash flows and net profit by approximately $83,000 (2016 - $35,000); an assumed decrease of 0.5% would have had an equal but opposite effect.

Fair Values of Financial Instruments

We have determined that the carrying values of our short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date.

Long-term obligation

The obligation is initially recognized at fair value. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. We have determined that the carrying value of the obligation approximates its fair value.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock unit plan liability is recognized at fair value and determined using the quoted price of the common shares of the Company.

Warrant liability

The warrant liability is recognized at fair value determined using the quoted price or adjusted quoted price in order to consider the bid and ask price in low-market trade activities.

Critical Accounting Estimates

Use of Estimates and Judgment

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Judgments in Applying Accounting Policies

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Revenue

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including up-front payments, milestone payments, research services, royalties and licence fees and sale of goods.

Milestone payments related to ibalizumab

The determination of probability to pay the milestones related to the commercialization rights to ibalizumab is subject to critical judgements (see note 13 to the audited consolidated financial statements).

Key Sources of Estimation Uncertainty

Key sources or estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales promotional programs

Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees (see Notes 2(i) and 4 to the audited consolidated financial statements for additional information).

Royalties payable

Management uses judgment in estimating the amount of royalties payable under the EMD Serono Termination Agreement. The amount estimated is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales less the licensees estimates for cash discounts, allowances, rebates and chargebacks.

Other

Other areas of judgment and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets and the measurement of the long-term obligation and share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Recent changes in accounting standards

Amendments adopted

Amendments to IAS 1

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The adoption of these amendments, which did not require any change to current accounting practices, had no impact on the Company’s financial statements.

New or revised standards and interpretations issued but not yet adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities.

The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company intends to adopt the amendments to IAS 7 in its financial consolidated statements for the annual period beginning on December 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

Amendments to IFRS 2

On June 20, 2016, the IASB issued amendments to IFRS 2 Share-based Payment, clarifying how to account for certain types of share-based payment transactions.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical expedient, the amendments can be applied prospectively. Retrospective application is permitted if information is available without the use of hindsight.

The amendments provide requirements on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

•	share-based payment transactions with a net settlement feature for withholdings tax obligations; and

•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company will adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will replace IAS 11. Construction Contracts, IAS 18 Revenue, IFRS 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.

On April 12, 2016, the IASB issued Clarification to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company will adopt IFRS 15 and the clarification in its financial statements for the annual period beginning on December 1, 2018. Based on a preliminary assessment, the Company does not expect the standard to have a material impact on the financial statements.

IFRS 9 Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 standard.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.

IFRS 9 introduces new requirements for the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities.

It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment.

The Company will adopt IFRS 9 in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the standard to have a material impact on the financial statements.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases.

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on December 1, 2019. The extent of the impact of adoption of the standard has not yet been determined, but the Company expects the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration.

The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

The Interpretation is applicable for annual periods beginning on or after January 1, 2018.

The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Interpretation may be applied either:

•	Retrospectively; or

•	Prospectively to all assets, expenses and income in the scope of the interpretation initially recognized on or after:

•	The beginning of the reporting period in which the entity first applies the Interpretation; or

•	The beginning of a prior reporting period presented as comparative information in the financial statements.

The Company will adopt the Interpretation in its financial statements for the annual period beginning on December 1, 2018. The Company does not expect the Interpretation to have material impact on the financial statements.

Outstanding Share Data

On February 6, 2018, the number of common shares issued and outstanding was 74,977,050 while outstanding options granted under our stock option plan were 2,320,895. There were also 39,390 broker options issued and outstanding.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including our President and Chief Executive Officer, and our Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design and operating effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings as at November 30, 2017. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that, as of November 30, 2017, our disclosure controls and procedures were designed and operating effectively.

Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB. Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, assessed the design and operating effectiveness of our internal controls over financial reporting as of the end of Fiscal 2017 based on the criteria established in the “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, concluded that as of November 30, 2017, our internal controls over financial reporting were appropriately designed and operating effectively.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period from September 1, 2017 to November 30, 2017 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for stock option plan and write down of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the company’s shares. In addition, other items that do not impact core operating performance of the company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended November 30,		Year ended November 30,
	2017	2016	2017	2016	2015
Net (loss) profit	$(4,216)	$173	$(18,450)	$410	$1,571
Add (deduct):
Depreciation and amortization	480	587	1,992	2,108	1,917
Finance costs	713	1,306	7,690	2,993	2,294
Finance income	(94)	(24)	(338)	(104)	(289)
Share-based compensation for stock option plan	194	131	1,015	563	148
Income tax expense	0	639	0	639	569
Write-down of inventories	1,036	0	1,144	(36)	229

Adjusted EBITDA	(1,887)	2,812	(6,947)	6,573	6,439

Risks and Uncertainties

Before you invest in our common shares, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks related to the Commercialization of EGRIFTA®

Our commercial success and revenue growth depend mainly on the commercialization of EGRIFTA® in the United States; unsatisfactory future sales levels of EGRIFTA® in the United States will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently based on the commercialization of EGRIFTA® in the United States.

Our sustained success in commercializing EGRIFTA® in the United States will depend on our capacity:

•	to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors;

•	to maintain reimbursement coverage for EGRIFTA® by third-party payors;

•	to maintain the registration of EGRIFTA® on U.S. governmental forms as a drug available for purchase in the United States;

•	to ensure that adequate supplies of EGRIFTA® are available;

•

to maintain conflict-free relationships with our principal third-party suppliers of services, namely our agent in the United States, Syneos, our manufacturers, our distributor, our wholesalers and our specialty pharmacies;

•	to comply with all laws and regulations in the United States that pertain to the commercialization of a pharmaceutical product; and

•	to defend our intellectual property rights against third parties.

Our success in commercializing EGRIFTA® in the United States will also depend on:

•

the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of EGRIFTA® in the United States; and

•	the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of EGRIFTA® to customers in the United States will increase in the future. If sales of EGRIFTA® to customers decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues from EGRIFTA® for the foreseeable future, any negative developments relating to this product, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects.

We rely on third parties for the manufacture, distribution and commercialization of EGRIFTA® and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for each of our core business activities pertaining to the commercialization of EGRIFTA®, namely its manufacturing, its distribution and its commercialization. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem, Inc. and Jubilant HolliesterStier, General Partnership, to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA® and for the conduct of the Observational Study and the Retinopathy Study mandated by the FDA using EGRIFTA®. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them nor have we qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more.

We do not have state licensure in the United States to distribute EGRIFTA® or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA® in the United States is done through RxC Acquisition Company, or RxCrossroads, which currently holds all state licensure required to distribute a drug product in the United States. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute EGRIFTA®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

We do not employ sales persons, medical science liaison personnel, managed market and call center personnel in the United States in connection with the commercialization of EGRIFTA® in this territory. We rely on Syneos to provide us with all of its personnel for the commercialization of EGRIFTA ®. In addition, we rely on Syneos for the conduct of the Observational Study and the Retinopathy Study. Although we are aware that there exists other third-party services providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Our reliance on one third-party service provider for each of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA® and tesamorelin if a third-party manufacturer:

•	becomes unavailable to us for any reason, including as a result of the failure to comply with GMP regulations;

•

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

•	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA® and any other product we commercialize in the United States if RxCrossroads:

•	becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws;

•	experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

•	fails to perform its contractual obligations under our agreement.

We may be subject to a decrease in sales of EGRIFTA® in the United States or may face reimbursement challenges if Syneos:

•	becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA®;

•	experiences compliance issues with the FDA; or

•	fails to perform its contractual obligations under our agreement.

Significant safety problems may arise with respect to EGRIFTA® which could result in restrictions in EGRIFTA®’s label, product recall or withdrawal of EGRIFTA® from the market, any of which would materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA® is used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. Previously unknown safety problems could also result in product recalls, restrictions on the product’s permissible uses, or withdrawal of the product from the United States or Canadian markets. If new safety issues are discovered, sales of EGRIFTA® may decrease resulting in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA® and any other approved product we may commercialize.

Market acceptance and sales of EGRIFTA® and of any other approved product that we may commercialize substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA® or of any other approved product we may commercialize and materially adversely affect our revenues and financial results.

Sales of EGRIFTA® to patients benefitting from U.S. funded reimbursement programs represent an important part of all sales of EGRIFTA®. Denial of coverage for EGRIFTA® under any of the current programs, or delays in obtaining coverage for EGRIFTA® under any of these programs, would materially adversely affect our revenues.

Under our distribution and licensing agreements entered into with each of Sanofi Winthrop Industrie, or sanofi, AOP Orphan Pharmaceuticals AG, or AOP, BL&H Co., Ltd., or BL&H, PRX Pharma Produtos Farmaceuticos Unipessoal, LDA, or PRX, and Praxis Pharmaceutical SA, or Praxis, each of sanofi, AOP, BL&H, PRX and Praxis are responsible for seeking reimbursement of EGRIFTA® in each country where marketing authorization could be obtained and, as a result, we have no control over whether, or what level of, reimbursement could be achieved. If reimbursement is not available or is available only in a limited manner, the commercialization of EGRIFTA® may not be successful and this could have a material adverse effect on our revenues and future prospects.

Even though EGRIFTA® is approved for sale in the United States and Canada, revenue that we generate from its sales may be limited.

Sales of EGRIFTA® or any approved product that we may commercialize will depend upon the acceptance of such product by physicians, patients and third-party payors. The degree of market acceptance of any product will depend on a number of factors, including:

•	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

•	storage requirements, dosing regimen and ease of administration;

•	the availability of competitive alternatives;

•

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness and ability of patients to pay out-of-pocket for medications;

•	the product price; and

•	the effectiveness of sales and marketing efforts.

If EGRIFTA®, or any other approved product we may commercialize, does not achieve adequate sales, we may not generate sufficient revenue to be profitable. Moreover, if we do not generate sufficient revenue from the sale of our products, we may default on our payment obligations under the EMD Serono Termination Agreement and EMD Serono could exercise its rights under its security interest over all of our tesamorelin-related assets.

We are dependent on collaboration and licensing agreements for the commercialization of EGRIFTA® in Latin America, Africa and the Middle East, certain European countries and South Korea. These agreements place the commercialization of EGRIFTA® in these markets outside of our control.

Although each of our collaboration and licensing agreements with sanofi, AOP, BL&H, PRX and Praxis contain provisions governing their responsibilities as partners for the commercialization of EGRIFTA® in their respective territories, our dependence on these commercial partners is subject to a number of risks, including:

•

our limited control of the amount and timing of resources that they will be devoting to the commercialization, marketing and distribution of EGRIFTA®, including obtaining third-party patient reimbursement coverage, which could adversely affect our ability to obtain or maximize revenues;

•	disputes or litigation that may arise between us and them, which could adversely affect the commercialization of EGRIFTA®, all of which would divert our management’s attention and our resources;

•

sanofi, AOP, BL&H, PRX or Praxis not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights;

•

corporate reorganizations or changes in business strategies of sanofi, AOP, BL&H, PRX or Praxis which could adversely affect their willingness or ability to fulfill their obligations under our agreement; and

•	sanofi, AOP, BL&H, PRX or Praxis being found in breach of local laws.

Our collaboration and licensing agreements may be terminated by sanofi, AOP, BL&H, PRX and Praxis in the event of a breach by us of our obligations under such agreement, including our obligation to supply EGRIFTA®, for which we rely on third parties. If any of sanofi, AOP, BL&H, PRX and Praxis terminates its agreement with us or fails to effectively commercialize EGRIFTA®, for any of the foregoing or other reasons, we may not be able to replace any of them in those markets and the occurrence of any of the abovementioned events would affect our operating results.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe that there is no drug product competing directly with EGRIFTA®. However, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching antiretroviral therapies, or ARTs, or liposuction. Finally, a company could file an ANDA with the FDA with the aim of selling and marketing a generic version of EGRIFTA®.

Risks Related to Ibalizumab

Ibalizumab is an investigational drug that may never be approved by the FDA. If ibalizumab is not approved for commercialization by the FDA, our growth and profitability will be materially adversely affected. Even if approved, significant restrictions limiting its use could have a material adverse effect on our business, financial condition and operating results.

Ibalizumab is an investigational drug for which a BLA was filed with the FDA in May 2017.

Although ibalizumab was designated a “Breakthrough Therapy” by the FDA, and although TaiMed has followed the regulatory requirements in connection with the conduct of clinical trials, there can be no guarantee that the FDA will approve ibalizumab for commercialization. Even if the results obtained to date appear positive, these results could prove to be unsatisfactory to the FDA from a safety, efficacy and/or quality standpoint and the FDA could refuse to approve ibalizumab. Even if the FDA approves ibalizumab, the indication for which ibalizumab can be used could be restricted, limiting the patient population and market to be addressed by ibalizumab. The non-approval of ibalizumab or the imposition of a significant limitation of use on ibalizumab would have a material adverse effect on our potential growth and profitability.

In addition, the non-approval of ibalizumab by the FDA or the imposition of significant restrictions on its use would have a material adverse effect on our business, financial condition and operating results given the pre-commercialization expenses related to ibalizumab incurred in our 2017 financial year.

We are relying on TaiMed for the filing and negotiation of the BLA with the FDA pursuant to the terms and conditions of the TaiMed Agreement. Any error by TaiMed in assembling the BLA documents or in analyzing the data resulting from the clinical trials using ibalizumab could delay issuance of a decision by the FDA, or could result in ibalizumab not being approved by the FDA. Any one or all of these occurrences would have a material adverse effect on our business, financial condition and operating results.

Pursuant to the terms of the TaiMed Agreement, TaiMed is responsible for all regulatory activities with the FDA related to obtaining the marketing approval of ibalizumab in the United States. Our sole right on ibalizumab prior to obtaining marketing approval from the FDA is to conduct pre-commercialization activities in anticipation of the approval of ibalizumab. Although we are consulted and have discussions with TaiMed from time to time on the submission of documents as part of the BLA with the FDA, we have no right to intervene in the preparation of these documents and in communicating with the FDA prior to the potential approval of ibalizumab. Therefore, we are relying solely on TaiMed for the filing and negotiation of the BLA. If TaiMed fails to adequately file the appropriate documents or to negotiate effectively with the FDA, delays in a decision of the FDA may occur, or the FDA could issue a complete response letter and deny the approval of ibalizumab. Any one or all of these occurrences will have a material adverse effect on our business, financial condition and operating results.

We are relying on TaiMed for the supply of ibalizumab under the TaiMed Agreement and such reliance may adversely affect our revenues and financial prospects if TaiMed is unable to supply ibalizumab to meet demand.

TaiMed will be our sole supplier of ibalizumab. TaiMed does not own or operate any manufacturing facilities for the production of ibalizumab and has sub-contracted the manufacture of ibalizumab to WuXi AppTec Biopharmaceuticals Co., Ltd., or WuXi, a Chinese-based company. WuXi is, in turn, the sole supplier of ibalizumab to TaiMed.

We are not in a contractual relationship with WuXi and, therefore, we may not be able to interact with WuXi in the event WuXi encounters issues with the manufacture of ibalizumab which could adversely affect its supply. Under such circumstances, we will be relying on TaiMed to address any of these manufacturing issues with WuXi. We have no control over the time and effort that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution addressing a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sales of ibalizumab and, accordingly, materially adversely affect our revenues and financial prospects.

WuXi was audited by the FDA in connection with the filing of the BLA. The FDA inspection resulted in a series of observations which WuXi is currently addressing. If these observations are not addressed to the satisfaction of the FDA, the FDA could decide to refuse to approve ibalizumab for commercialization and this occurrence will have a material adverse effect on our business, financial condition and operating results.

Prior to approving a new drug, the FDA inspects its proposed manufacturer to ensure compliance with FDA regulation and GMP. WuXi was inspected by the FDA in July and August 2017. During the course of the inspection, the FDA attended to the manufacture of one batch of ibalizumab.

The outcome of the inspection resulted in the FDA providing WuXi with a FDA Form 483 citing a list of observations which require corrective actions. We are informed by TaiMed that WuXi is currently addressing these observations and implementing corrective measures. However, there can be no assurance that the FDA will accept those corrective measures in response to its observations. If such is the case, the FDA could delay the issuance of a decision on ibalizumab or issue a complete response letter to TaiMed resulting in the non-approval of ibalizumab. Even if the FDA accepts the corrective measures submitted to it, the FDA could seek a second inspection to ensure that these measures are applied in compliance with FDA regulation and GMP. If a second inspection is sought by the FDA, the decision of the FDA on the BLA filed by TaiMed could be delayed. And, if the corrective measures were not implemented to the satisfaction of the FDA, the FDA could refuse to approve ibalizumab. Delays in the decision to approve or not to approve ibalizumab in the United States and a decision not to approve ibalizumab will have a material adverse effect on our business, financial condition and operating results.

Our commercial success in generating sales from the commercialization of ibalizumab, if and when approved, will depend on a variety of factors, any of which could have a material adverse effect on our capacity to generate significant revenues if they do not materialize as anticipated.

Our success in commercializing ibalizumab will depend, amongst other, on our capacity:

•	to deploy medical and commercialization campaigns that will be accepted by healthcare professionals, patients and third-party payors;

•	to obtain and maintain reimbursement coverage from third-party payors;

•	to register and keep the registration of ibalizumab on U.S. governmental forms as a drug available for purchase in the United States;

•	to ensure that adequate supplies are available; and

•	to maintain conflict-free relations with TaiMed, our agent in the United States, Syneos, our distributor and our specialty pharmacies.

Our success in commercializing ibalizumab in the United States will also depend on:

•	the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented personnel; and

•

the capacity of our third-party service providers to comply with all laws and regulation applicable to the conduct of their respective businesses, including those governing the manufacture of a drug product sold in the United States.

We are aware that ibalizumab may face competition from other products and competition may reduce our revenue potential if ibalizumab is commercialized. Lower revenues may entail that we may not be profitable if sales of other products we may commercialize are not sufficient to cover our expenses.

The pharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions, many of whom have greater financial, technical and human resources than us.

We monitor other ARTs, both already on the market and still under clinical development that may potentially be used to treat MDR HIV-1. Dolutegravir and darunavir, for instance, are the most commonly used in regimens for the treatment of MDR HIV-1. Other agents currently under clinical development programs include attachment inhibitors, long acting-ARTs and broadly neutralizing antibodies. None of these products have the same mechanism of action as ibalizumab.

Risks Related to Research and Development Activities

In connection with its approval of EGRIFTA®, the FDA has required the Observational Study and the Retinopathy Study.

The Observational Study is to evaluate the safety of long-term administration of EGRIFTA® and the Retinopathy Study is to assess whether EGRIFTA® increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. Both studies are currently recruiting patients and since May 1, 2014, we have assumed responsibility for completing these studies. There can be no assurance that the two studies will be successfully completed or that the results of the studies will be positive. In the event that the studies are not completed or that the results are unfavorable, the FDA could prohibit the future sale, or put restrictions on future sale of EGRIFTA® in the United States, either of which would have a material adverse effect on our business, financial condition and operating results.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

The conduct of clinical trials requires the enrolment of patients. We may have difficulties enrolling patients for the conduct of the Observational Study and the Retinopathy Study mandated by the FDA or our future clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients for our clinical trials could result in the cancellation of clinical trials or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could result in the clinical trial being cancelled. If we are unable to complete the Observational Study and the Retinopathy Study within the time mandated by the FDA because we have difficulties enrolling patients for these studies, the FDA could withdraw EGRIFTA® from the market. Under these circumstances, our revenues and operating results would be materially adversely affected and we could be in default under our payment obligations to EMD Serono.

Our failure to develop a single vial formulation of EGRIFTA® would constitute an omission to meet one of the requirements mandated by the FDA at the time of approval of EGRIFTA® and this could lead to the withdrawal of EGRIFTA® from the U.S. market.

As part of our commitments with the FDA related to the approval of EGRIFTA®, we agreed to develop a single vial formulation of EGRIFTA®. We began working on the development of the F4 Formulation to meet this requirement. In order to be able to use the F4 Formulation in the current indication of EGRIFTA®, we must demonstrate that the F4 Formulation is bioequivalent with the current formulation and conduct additional stability testing. Factors such as study design, the number of people in the study, the responsiveness of people enrolled in the study to the administration of a drug, the safety and tolerability of people to the administered drug and its bioavailability to those people may adversely affect the results obtained during the tests and analysis we are conducting to demonstrate that the F4 Formulation is bioequivalent to the current formulation used to administer EGRIFTA®. If we fail to demonstrate that the F4 Formulation is bioequivalent to the current formulation, we will incur additional costs to develop a new single vial formulation for EGRIFTA® which we may not be able to do. If such was the case, we would not be meeting our commitment with the FDA and the FDA could withdraw EGRIFTA® from the market. Under such circumstances, this would have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Intellectual Property

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize EGRIFTA®, or other approved products, will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

For example, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTA® in HIV-associated lipodystrophy. With the termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTA® in the United States. To counter that risk, we have obtained a non-exclusive license from EMD Serono’s affiliate under the EMD Serono Termination Agreement in order to continue selling EGRIFTA® in the United States. If we are in default under the EMD Serono Termination Agreement and such default is not cured within the agreed upon time, EMD Serono’s affiliate could terminate our non-exclusive license. The termination of that license could prevent us from selling EGRIFTA® in the United States if we were found to infringe the patent listed by one of EMD Serono’s affiliates in the Orange Book and this could have a material adverse effect on our business, financial condition and operating results.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of wilful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

Regulatory Risks

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA® or any other products approved for commercialization. We may also be subject to enforcement action if we engage in the promotion of ibalizumab prior to obtaining regulatory approval.

Our promotional materials and training methods must comply with the Federal Food, Drug and Cosmetic Act, as amended, of the United States, or FFDCA, and other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe EGRIFTA® and other approved products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of any approved product, the FDA or another regulatory agency, such as Health Canada, could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of any approved product for commercialization may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to ibalizumab in the United States, Canada and Europe prior to obtaining regulatory approval since it is an investigational drug. Promotional activities may begin in one of those territories once a drug is approved by the FDA, in the United States, Health Canada, in Canada, and the European Medicine Agency, in certain European countries. We are only allowed to conduct certain medical activities surrounding the disease aimed to be treated with ibalizumab. If we are found to violate these rules, we could be subject to fines or other penalties.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the Federal Food Drug and Cosmetic Act and similar laws regulating advertisement and labeling; and

•

Non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of EGRIFTA®, or any other approved product that we commercialize, in the United States, which could harm the commercial success of EGRIFTA® and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agent fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA® or another approved product, the withdrawal of EGRIFTA® or any other approved product from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current of future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

Litigation Risks

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA® and ibalizumab, if approved, our capacity to generate revenues and management’s attention to the development of our business.

We rely on sanofi, AOP, BL&H, PRX and Praxis to commercialize and to obtain and maintain regulatory approvals of EGRIFTA® in the territories covered under our distribution and licensing agreements with each of them. We also rely on third-party service providers for sales, marketing and distribution activities in the United States and to manufacture EGRIFTA® for commercialization and tesamorelin for our clinical trials. Finally, we will rely on TaiMed for the manufacture and supply of ibalizumab in connection with its commercialization. Under those agreements, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with sanofi, AOP, BL&H, PRX, Praxis and TaiMed as well as with third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on one commercial partner per territory and single third-party service providers, each of whom performing key services for the success of our business plan. In addition, under the terms of the EMD Serono Termination Agreement, we have granted EMD Serono a security interest over all of our tesamorelin-related assets. If we are in breach of the EMD Serono Termination Agreement by failing to meet our payment obligations to EMD Serono, EMD Serono has the right to seize all of those tesamorelin-related assets. Unless we are able to generate sufficient revenues from EGRIFTA® or other assets, a breach of the payment provisions under the EMD Serono Termination Agreement by us will have a material adverse effect on our business and could lead to recourses under insolvency laws.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of EGRIFTA® and any other product we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have damaging side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

Geo-Political Risks

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Latin America, Africa, the Middle East, Europe, South Korea, Taiwan, China and elsewhere subject us to additional risks, including:

•	disruptions of important government services;

•	differing regulatory requirements for drug approvals in foreign countries;

•	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

•	potential third-party patent rights in foreign countries;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

•	compliance with tax, employment, immigration and labour laws for employees traveling abroad;

•	foreign taxes;

•

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labour unrest is more common than in the United States and Canada;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

Risks Related to Information Technology Systems

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA® and ibalizumab, if and when approved. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third-parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control over and access to the information technology systems of third-party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

The secure and uninterrupted operation of third party information technology systems and of our systems is material to our business operations and strategy. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

Other Risks Related to Our Business

We have contracted a debt under the EMD Serono Termination Agreement and collateralized all of our assets related to tesamorelin (including EGRIFTA®) in connection therewith. We may not be able to sell the collateralized assets if we need capital and our breach of the payment obligations under the EMD Serono Termination Agreement could allow EMD Serono to seize those assets, all of which would have a material adverse effect on our business.

Under the terms of the EMD Serono Termination Agreement, as amended, we agreed to pay an early termination fee of US $20,167,808, or Early Termination Fee, over a five-year period. There remain two payments of US $4,000,000 payable on each of May 1, 2018 and 2019. We also agreed to pay EMD Serono a confidential increasing royalty, or Royalties, based on annual net sales beginning in 2016. The Royalties will be paid until a confidential cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, we granted EMD Serono a security interest on our present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of US $20,167,808 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The granting of a security interest over our present and future worldwide corporeal and incorporeal movable property related to tesamorelin could prevent us from being able to dispose of these assets in the event we need additional capital to meet our obligations or expand our business. In addition, if we fail to meet our payment obligations to EMD Serono, EMD Serono may seize the assets subject to the security interest and, to the extent we have no other revenue-generating products, we could have to discontinue our operations and could resort to insolvency laws.

We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.

We did not generate a profit in the fiscal year ended November 30, 2017 despite generating one in our previous fiscal year. Our profitability will mainly depend on our capacity to maintain the commercialization of EGRIFTA® successfully in the United States through a low-cost and effective distribution network, the recruitment and retention of talented personnel by Syneos, the deployment of an effective marketing campaign and through continued reimbursement coverage for EGRIFTA® under U.S. Medicare and Medicaid programs and under private-health insurers programs. Our profitability will also depend on sales of ibalizumab in the United States and on our capacity to control the costs associated with its launch and our sustained efforts to support its commercialization.

There is no guarantee that we or our commercial partners will succeed in commercializing EGRIFTA® and that EGRIFTA® will ever receive approval for commercialization in any jurisdictions and outside of the United States, Canada and Mexico. Also, there is no guarantee that ibalizumab will be approved, and, if approved, will be accepted by the marketplace and generate strong revenues. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, to meet our compliance obligations with various rules and regulations to which we are subject and to in-license or acquire new molecules or approved products. However, the market conditions or our business performance may prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional equity capital by way of public or private equity offerings in the future. In such a case, we would have to use other means of financing, such as issuing debt instruments or entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and provided them with long-term incentives as retention measures, but such agreements and incentives do not guarantee that our executive officers will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. Our third-party service provider, Syneos, has hired sales representatives and other qualified individuals to assist us with the commercialization of EGRIFTA® in the United States and ibalizumab, if approved. Although these individuals are not our employees, the loss of any of those individuals and the inability of Syneos to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA® and ibalizumab, if approved, and, accordingly, our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue, provisions for sale deductions (cash discounts, allowances, returns, rebates, chargebacks and distribution fees), and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of intangible assets, measurements of derivative financial assets and share-based arrangements and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

In addition, if we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian regulatory authorities.

Risks Related to Our Common Shares

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have fluctuated immensely and have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the level of sales of EGRIFTA® in the United States and Canada;

•	the approval, or non-approval, of ibalizumab in the United States and, if approved, the level of sales generated by ibalizumab;

•	supply issues with EGRIFTA® or any other approved product we may commercialize;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the outcome of any litigation;

•	payment of fines or penalties for violations of laws;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone or royalty payments from future third parties; and

•	failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Our shareholder rights plan, the EMD Serono Termination Agreement and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Corporation, EMD Serono has the option to accelerate the payment of all of the unpaid Early Termination Fee.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.